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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

March 21, 2016

Re:	Yintech Investment Holdings Limited Confidential Draft Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:                 Ms. Kim McManus

Mr. Jorge Bonilla

Mr. Daniel L. Gordon

Mr. Rahul Patel

Dear Ms. McManus, Mr. Bonilla, Mr. Gordon and Mr. Patel:

On behalf of our client, Yintech Investment Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting the Company’s latest draft Registration Statement on Form F-1 (the “Registration Statement”) to the Securities and Exchange Commission (the “Commission”).  This revised draft Registration Statement has been marked to show changes to the draft registration statement confidentially submitted to the Commission on February 29, 2016.  On behalf of the Company, we wish to thank you and other members of the staff (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to the Staff’s comments by providing explanation or acknowledgement. The Company has also included in this Registration Statement certain graphical materials and artwork to be used in the prospectus, as well as certain other updates.

The Company currently contemplates to publicly file the Registration Statement on or around March 28, 2016 and launch the offering, subject to market conditions, in mid-April of 2016. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Registration Statement prior to the contemplated public filing.

Set forth below are the Company’s responses to the comment contained in the letter dated March 14, 2016 from the Staff and the oral comment based on communication on March 15, 2016.  The Company is submitting the revised draft Registration Statement and this response letter on a confidential basis in accordance with the procedures of the Commission for emerging growth companies.  The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.

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Combined Financial Statements, Note 14. Dividend Distribution, page F-24

1.                                      With respect to the RMB831 million distributions in 2015 please explain to us how you considered SAB Topic 1.B.3.

The Company respectfully advises the Staff that the dividends of RMB831.88 million were declared in 2015 and the outstanding amount of RMB126.88 million was accrued as at December 31, 2015. The Company settled the dividend payment in February 2016 using available cash from the PRC subsidiaries of the Company. No additional dividend has been declared subsequent to the balance sheet date.

In response to the consideration of SAB Topic 1.B.3, the Company revised the Combined and Consolidated Statements of Comprehensive Income, and the related note on the Registration Statement as follows to include the pro forma per share information to reflect the dividend declared in the latest year as it is deemed to be in contemplation of the offering with the intention of repayment from the offering proceeds to the extent that the dividend exceeded earnings during the past twelve months. As the Company has not determined a reliable price range for the offering at this time, the figures below will be included in the Registration Statement that includes the price range upon the launch of this offering.

Combined and Consolidated Statements of Comprehensive Income

Year ended December 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	(Note2) USD
		Combined	Combined	Combined and	Combined and
				Consolidated	Consolidated
Unaudited
Pro forma earnings per share (unaudited)	26
Basic		—	—	[•]	[•]
Diluted		—	—	[•]	[•]

Note 26.  PRO FORMA INFORMATION (UNAUDITED)

Prior to the completion of Reorganization, the Board of Directors of Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology approved dividend distribution of RMB831.88 million in 2015. As at December 31, 2015, outstanding dividend payable was RMB126.88 million, which was fully paid in February 2016.

Unaudited pro forma earnings per share has been computed to give effect to the number of shares the proceeds from which would be deemed necessary to pay the excess distribution in the amount of RMB428.86 million, representing the excess in distribution of dividends of RMB831.88 million over the earnings for the Group for the year ended December 31, 2015 of RMB403.02 million.

The supplemental pro forma information has been computed, assuming an initial public offering price of $ [•] per share, the midpoint in the estimated price range set forth on the cover of the prospectus included in the Company’s Form F-1 Registration Statement. The computations assume there will be no exercise by the underwriters of their option to purchase additional numbers of ordinary shares and as if these shares had been issued as of January 1, 2015.

	Year ended December 31,
	2015	2015
	RMB	(Note2) USD
		Unaudited
Net income	403,015	62,214
Pro forma basic weighted average number of ordinary shares outstanding	[•]	[•]
Effect of dilutive share options and RSUs	52,614,121	52,614,121
Pro forma dilutive weighted average number of ordinary shares	[•]	[•]
Pro forma basic earnings per share	[•]	[•]
Pro forma diluted earnings per share	[•]	[•]

Oral Comment on Exotic Trading Products

2.                                      The Company has disclosed that it plans to offer exotic trading products in the future, which offerings may potentially have federal securities law implications. The Company could consult with the Commission’s Office of Chief Counsel, before the Company begins to offer such exotic trading products.

The Company respectfully advises the Staff that it understands that there may be potential U.S. federal securities law implications when offering exotic trading products in the future. The Company will perform relevant analysis, including the types of trading products being offered and the jurisdictions and methods of the offerings, before it starts to offer such products. The Company plans to consult with the Office of Chief Counsel as appropriate.

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If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Eric Pang of KPMG Huazhen LLP at +86- 21-2212-2480 (eric.pang@kpmg.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:

Mr. Wenbin Chen, Chairman of the Board of Directors and Chief Executive Officer
Mr. Jingbo Wang, Chief Financial Officer

 Yintech Investment Holdings Limited

Mr. Eric Pang, Partner

 KPMG Huazhen LLP

Mr. David Zhang, Esq., Partner
Mr. Benjamin Su, Esq., Partner

 Kirkland & Ellis International LLP